July 25, 2016

Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission (the “SEC”)

Three World Financial Center

New York, New York 10281

Re:

Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of its series Eaton Vance Floating-Rate Advantage Fund (“Floating-Rate Advantage Fund”), Eaton Vance Floating-Rate Fund (“Floating-Rate Fund”) and Eaton Vance Floating-Rate & High Income Fund (“Floating-Rate & High Income Fund”)

(File No. 811-04015)

Ms. Hamilton:

This letter responds to comments provided telephonically to the undersigned on June 27, 2016 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrant and its series (each, a “Fund” and collectively, the “Funds”) relating to the fiscal year-end October 31, 2015.  The comments and Registrant’s responses are set forth below.

Comment 1:

On the N-CRS filed on December 28, 2015, it is noted that the audit opinion was dated later than the date of the officer certifications.  Please confirm that the principal executive officer and the principal financial officer are comfortable with certifying prior to the audit being completed.

Response 1:

Management has established a process related to the certifications to ensure that proper review procedures over the shareholder reports have been performed and, in the case of audited financial statements, status updates from the auditors are obtained prior to the certification date. The officer certifications would be updated should a matter be identified by the auditors after the certification date and prior to the audit opinion date that would have a material impact on the financial statements. The certifying officers are comfortable providing their certification in reliance on this process.

Comment 2:

Certain of the Funds invested in derivatives during the period.  However, in the Management Discussion of Fund Performance (“MDFP”), derivatives are not mentioned.  Please refer to the SEC letter to the Investment Company Institute dated July 30, 2010.  Please consider whether or not derivatives had a material impact on the each Fund’s performance during the period and if so, include such information in the MDFP in future filings.

Response 2:

The Registrant acknowledges the above comment and will consider including such information in the MDFP in future shareholder reports.

Comment 3:

It is noted that the MDFP for each Fund includes expense ratios from the applicable prospectus. Please consider referring the reader to the Financial Highlights for more current expense information. See also AICPA Investment Companies Expert Panel December 9, 2008 Meeting Highlights.

Response 3:

A footnote which refers the reader to the Financial Highlights for more current expense information has been incorporated in the performance section of the MDFP beginning with the April 30, 2016 reporting cycle.

Comment 4:

In the Statement of Changes in Net Assets, it is noted that Eaton Vance Floating-Rate Fund had distributions to investors that were deemed a return of capital.  Please confirm that the Fund complied with the requirements of Rule 19a-1of the Investment Company Act of 1940 (the “1940 Act”).

Response 4:

The Registrant confirms that it believes the Fund has complied with Rule 19a-1 of the 1940 Act.  The financial statements for the year-ended October 31, 2015 reflect the tax character of the distributions.  The tax character of the distributions is also reported to shareholders on Form 1099 and separately communicated on Form 8937, consistent with the requirements of the Internal Revenue Code of 1986, as amended.

Comment 5:

In the Statement of Changes in Net Assets, it is noted that Eaton Vance Floating-Rate & High Income Fund had distributions to investors that were deemed a return of capital.  Please confirm that the Fund complied with the requirements of Rule 19a-1 of the 1940 Act.

Response 5:

The Registrant confirms that it believes the Fund has complied with Rule 19a-1 of the 1940 Act.  The financial statements for the year-ended October 31, 2015 reflect the tax character of the distributions.  The tax character of the distributions is also reported to shareholders on Form 1099 and separately communicated on Form 8937, consistent with the requirements of the Internal Revenue Code of 1986, as amended.

Comment 6:

Please confirm that each Fund does not refer to dividend or yield in relation to any return of capital because doing so has a connotation of income.

Response 6:

The Registrant confirms that it believes the Funds have complied with Rule 19a-1 of the 1940 Act.  The Registrant respectfully notes there is no applicable law or regulatory guidance that would disallow the use of the terms dividend or yield in this context.

Comment 7:

For each Fund with variable rate securities included on their respective Schedule of Investments, as well as their respective N-Q’s, please indicate a description of the reference rate and spread of either the end of period interest rate or disclose the end of period reference rate for each reference rate described in the schedule or notes to the schedule.

Response 7:

The Registrant respectively declines to incorporate the requested information at this time and will defer expanding disclosure on variable rate securities until the Investment Company Reporting Modernization Rule is finalized and becomes effective.

Comment 8:

Please confirm whether the Funds executed any trades pursuant to Rule 17a-7 under the 1940 Act. If they did engage in such transactions and the transactions were not disclosed pursuant to FASB ASC 850-10-50 and the requirements outlined therein, please explain to the Staff the reason why such disclosure was not included. In addition, please confirm all such transactions were performed in accordance with Rule 17a-7, including appropriate oversight of the program by the Funds’ Boards of Trustees.

Response 8:

Registrant confirms that the Funds did not engage in any Rule 17a-7 transactions during the reporting period under review.

Tandy Representation:

Registrant is responsible for the adequacy and accuracy of the disclosure in each filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to the disclosure in response to Staff’s comments do not foreclose the SEC from taking any action with respect to filings.  Lastly, the Registrant acknowledges that it may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under federal securities laws.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President